भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 06 2007
WASH, D.C.
161

Letter No. CO/S&B/SKT/2007/ Date: 29-06-2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE NO. 82.4524

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
ACQUISITION OF SHAREHOLDING OF RESERVE BANK OF INDIA IN STATE BANK OF INDIA BY THE CENTRAL GOVERNMENT

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1689 dated the June 29, 2007 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the ~~duplicate copy of~~ this letter in due course.

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

07024990

7/10

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

श्रेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

श्रेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Letter No. CO/S&B/SKT/2007/1689 Date: 29-06-2007

FILE NO. 82.4524

Dear Sir,

ACQUISITION OF SHAREHOLDING OF RESERVE BANK OF INDIA IN STATE BANK OF INDIA BY THE CENTRAL GOVERNMENT

Further to our letter No. CO/S&B/SKT/2007/1639 dated 23-06-2007 on the above subject, we advise that the entire shareholding of Reserve Bank of India aggregating 31,43,39,200 equity shares with a face value of Rs 10/- each in State Bank of India was transferred to the Central Government on June 29, 2007.

Yours faithfully,

General Manager
(Shares & Bonds)

END